	DLA Piper US LLP 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

	Greg R. Hall
	greg.hall@dlapiper.com
	T	480.606.5128
	F	480.606.5528

October 19, 2007	OUR FILE NO. 366491.000003

United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief-Legal

Re:                             NETtime Solutions, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 27, 2007
File No. 001-10320

Ladies and Gentlemen:

On behalf of NETtime Solutions, Inc., a Nevada corporation (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 1 to the Preliminary Statement on Schedule 14C (the “14C Amendment”) of the Company.

The 14C Amendment has been prepared in response to the Staff’s comments to such filing.  The Staff’s comments are set forth in a letter, dated October 11, 2007, from Mark P. Shuman, Branch Chief-Legal, addressed to Bahan Sadegh, President and Chief Executive Officer of the Company.  Responses to such comments are set forth below and are keyed to the above-referenced comment letter.  Unless otherwise noted, all references to page numbers refer to the 14C Amendment filed herewith.

General

1.                                    The consenting shareholders’ respective relationships to NETtime Solutions should be described in materially complete detail on page 10. In addition, please describe how you obtained the written consents for the asset sale and the amendment to your Articles of Incorporation. Explain the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Rule 14a-1(1) under the Exchange Act.

In response to the Staff’s comments, the Company has revised the disclosure beginning at page 10 of the 14C Amendment to include a detailed description of each consenting shareholder’s relationship to the Company.

Each of the consenting shareholders is an investor in NETtime Solutions, LLC, the third party that is proposing to acquire the assets of the Company.  As such, each such shareholder requested the opportunity  to fill out a proxy in advance of any vote on the proposals described in the Information Statement.   Such requests form the basis of the Company’s conclusion that the process of obtaining such consents did not involve solicitation within the meaning of Rule 14a-1(1) under the Securities Exchange Act of 1934.  In addition, the Company supplementally advises the Staff that the following individuals, who have consent to the proposed transaction, are currently board members of the Company:

Robert W. Zimmerman
Todd P. Belfer
Lise Lambert
Bahan Sadegh

As described in detail in the footnotes to the table on page 10 of the 14C Amendment, these individuals are also shareholders in the Company and indicated their desire to vote in favor of the transactions described in the 14C Amendment.

2.                                    Revise your information statement generally, including the cover page, to reflect the approval by your shareholders of the amendment to your Articles of Incorporation as well as any other corporate action to which the information statement relates.

In response to the Staff’s comment, the Company has revised the cover page of the Information Sheet (see the bold 1st paragraph) to reflect the approval by the Company’s shareholders of the amendment to its Articles of Incorporation.  We supplementally advise the Staff that the third paragraph on such page similarly discloses such approval.

3.                                    Although Item 14 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is required by the Item. We particularly note the absence of disclosure required by Items 14(b)(6), (b)(8>(l 0) and (c). Please revise your document to provide all of the disclosure required by Item 14.

In response to the Staff’s comment, we have revised the disclosure on page 7 of the
14C Amendment to further clarify the Company’s relationship with Source Capital Group and Source Capital’s recommendations.  With respect to the Staff’s reference to Items 14(b)(8)-(10), we respectfully note that in Instruction 2.b.i. to the Instructions to Item 14 it states that the financial information in paragraphs (b)(8)—(11) of Item 14 for the acquiring company and the target need not be provided if only the security holders of the target company are voting.  As set forth in the Company’s information statement, only the Company’s shareholders (i.e.., the target company) are voting on the proposed Asset Sale.  Accordingly, there is no need to provide such information.  We further note that the buyer, NETtime Solutions, LLC, is a newly formed limited liability company.  Its financial information would be of no value to the shareholders of the Company.

4.                                     Supplementally provide us with all material, including the board book, provided by Source Capital Group to the board.

The Company supplementally advises the Staff that the only material provided by Source Capital Group to the Board is the fairness opinion and attachment thereto, which are attached as exhibits to the Information Statement.

5.                                     We note that the amendment to your Articles of Incorporation and the Source Capital fairness opinion are listed in the information statement as exhibits to the Information Statement but neither document has yet been provided. Please include these materials in your revised filing and be advised that we may have further comments once we have an opportunity to review them.

We acknowledge the Staff’s comment and have included the Articles amendment and Source Capital’s fairness opinion as exhibits to this filing.

Further, in response to the Staff’s comments the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact the undersigned.

Very truly yours,

DLA Piper US LLP

Gregory R. Hall

Partner

GRH:SGH